Dreyfus
Insured Municipal
Bond Fund, Inc.

SEMIANNUAL REPORT October 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Insured Municipal Bond Fund, Inc., covering the six-month period from May 1, 2005, through October 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Scott Sprauer.

Although tax-exempt bond yields recently started creeping upward, they generally held much of their value during the reporting period, as long-term bond yield spreads remained relatively narrow compared to short-term bond yields — despite historical norms. Low inflation expectations among U.S. investors, improving fiscal conditions among many municipalities and robust investor demand appear to have helped longer-term municipal bond prices withstand the potentially eroding effects of rising short-term interest rates.

As the end of 2005 approaches, some economists have suggested that the U.S. economy may be reaching an inflection point. Investors' reactions to a change in leadership at the Federal Reserve Board, coupled with the potential effects of higher fuel prices on consumer spending, may set the tone for the financial markets in 2006. As always, we encourage you to talk with your financial advisor about the investment strategies and specific portfolio allocations that may be appropriate for you.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2005



DISCUSSION OF FUND PERFORMANCE

Scott Sprauer, Portfolio Manager

How did Dreyfus Insured Municipal Bond Fund, Inc. perform relative to its benchmark?

For the six-month period ended October 31, 2005, the fund achieved a total return of 0.21%.[1] In comparison, the Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark index, achieved a total return of 0.59% for the same period.[2] In addition, the fund is reported in the Lipper Insured Municipal Debt Funds category, and the average total return for all funds reported in the category was 0.08% for the reporting period.[3]

Low inflation expectations and robust investor demand helped municipal bonds withstand the potentially eroding effects of rising short-term interest rates during the reporting period. The fund produced a higher return than its Lipper category average, due mainly to its emphasis on bonds toward the longer end of its maturity range. However, the fund underperformed its benchmark, which does not reflect fund fees and expenses.

What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal income tax as is consistent with the preservation of capital. To pursue this goal, the fund normally invests substantially all of its assets in investment-grade municipal bonds that provide income exempt from federal personal income tax. These bonds will be insured as to the timely payment of principal and interest by recognized insurers of municipal bonds.[4] The dollar-weighted average maturity of the fund's portfolio normally exceeds 10 years, but the fund is not subject to any maturity restrictions.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

In its ongoing effort to move away from its accommodative monetary policy of the past several years, the Federal Reserve Board (the "Fed") raised the overnight federal funds rate from 2.75% at the start of the reporting period to 3.75% by the end. On November 1, 2005, just one day after the reporting period's close, the Fed acted again, hiking the federal funds rate to 4%.

Yields of municipal bonds with short maturities rose along with interest rates, eroding the value of those securities. Contrary to historical norms, however, longer-term bond yields remained remarkably stable during most of the reporting period, as their prices were supported by low inflation expectations among investors who had confidence in the Fed's ability to fight inflation effectively. As a result, yield differences between shorter- and longer-term bonds narrowed, producing better performance at the long end of the maturity spectrum.

In addition, municipal bonds generally benefited from favorable supply-and-demand dynamics. Although the national supply of newly issued municipal bonds rose toward record levels as issuers refinanced existing debt at lower rates, the additional volume was absorbed easily by robust demand from investors, including non-traditional market participants attracted by generous after-tax returns relative to comparable taxable bonds.

In this environment, we emphasized bonds with maturities of 20 years or more, and we de-emphasized securities with shorter final maturities. This strategy enabled the fund to participate more fully in strength at the longer end of the maturity spectrum. However, we tended to favor bonds subject to optional early redemption by their issuers, which helped keep the fund's sensitivity to changing interest rates just slightly higher than industry averages. When making new purchases, we focused primarily on bonds selling at modest premiums to their face values, which historically have held more of their value during market declines.

What is the fund's current strategy?

In the wake of stronger-than-expected economic data, the Fed has signaled its intention to continue raising short-term interest rates. Yet, we are aware that rising interest rates and high energy prices have eroded consumer confidence, and a pull-back in consumer spending could constrain future growth. Accordingly, we have maintained the fund's focus on premium-structured, callable bonds with longer final maturities. Of course, we are prepared to adjust our strategies as market conditions change.

November 15, 2005

---

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Return figure provided reflects the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking currently in effect. Had these expenses not been absorbed, the fund's return would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. However, the bonds in the index generally are not insured. Index returns do not reflect the fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

[4] *Portfolio insurance extends to the repayment of principal and payment of interest in the event of default. It does not extend to the market value of the portfolio securities or the value of the fund's shares.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Insured Municipal Bond Fund, Inc. from May 1, 2005 to October 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2005

Expenses paid per $1,000†	$ 4.29
Ending value (after expenses)	$1,002.10

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2005

Expenses paid per $1,000†	$ 4.33
Ending value (after expenses)	$1,020.92

† *Expenses are equal to the fund's annualized expense ratio of .85%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2005 (Unaudited)

Long-Term Municipal Investments−96.8%	Principal Amount ($)	Value ($)
Alabama−1.6%		
Alabama Drinking Water Finance Authority, Revolving Fund Loan 4%, 8/15/2028 (Insured; AMBAC)	1,000,000	898,150
Auburn University, General Fee Revenue 5.75%, 6/1/2017 (Insured; MBIA)	1,000,000	1,100,240
Alaska−3.9%		
Alaska International Airports System, Revenue 5.75%, 10/1/2020 (Insured; AMBAC)	4,500,000	4,985,910
California−8.3%		
California, Various Purpose 5%, 3/1/2033 (Insured; MBIA)	1,760,000	1,816,197
California Infrastructure and Economic Development Bank, Revenue (Workers Compensation Relief) 5.25%, 10/1/2014 (Insured; AMBAC)	1,875,000	2,048,588
Gofden State Tobacco Securitization, Enhanced Tobacco Settlement 5%, 7/1/2012 (Insured; AMBAC)	1,670,000	1,713,704
Los Angeles Department of Water and Power, Power Systems Revenue, 5%, 7/1/2024 (Insured; MBIA)	1,500,000	1,545,135
Metropolitan Water District of Southern California, Waterworks Revenue 5%, 10/1/2029 (Insured; MBIA)	1,000,000	1,036,730
San Diego Unified School District Zero Coupon, 7/1/2015 (Insured; FGIC)	3,690,000	2,415,880
Colorado−3.5%		
Adams County, PCR (Public Service Co. of Colorado Project) 4.375%, 9/1/2017 (Insured; MBIA)	2,000,000	2,000,680
Colorado Educational and Cultural Facilities Authority, Charter School Revenue (Ridgeview Classical Schools Project) 5.50%, 8/15/2035 (Insured; XLCA)	1,200,000	1,292,604
Douglas County School District, Number 1 Reorganized, Douglas and Elbert Counties (Colorado School District Enhance Program) 5.75%, 12/15/2017 (Insured; FGIC)	1,000,000	1,130,400
Connecticut−1.6%		
Connecticut Special Tax Obligation, Revenue (Transportation Infrastructure Purpose) 5%, 1/1/2023 (Insured; FGIC)	2,000,000	2,090,540

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Delaware—5.7%		
Delaware Economic Development Authority, Water Revenue (United Water Delaware Inc. Project) 6.20%, 6/1/2025 (Insured; AMBAC)	5,000,000	5,110,050
Delaware River and Bay Authority, Revenue 5.25%, 1/1/2013 (Insured; MBIA)	2,015,000 [a]	2,197,357
Florida—4.0%		
Miami-Dade County, Miami International Airport, Aviation Revenue (Hub of the Americas) 5%, 10/1/2038 (Insured; CIFG)	1,300,000 [b]	1,303,471
Miami-Dade County Expressway Authority, Revenue 5%, 7/1/2033 (Insured; FGIC)	1,000,000	1,029,340
Tampa Bay Water, Utility System Improvement Revenue 5.25%, 10/1/2019 (Insured; FGIC)	2,575,000	2,767,558
Idaho—1.7%		
Boise State University, Student Union and Housing System Improvement Revenue:		
5.375%, 4/1/2012 (Insured; FGIC)	45,000 [a]	49,229
5.375%, 4/1/2022 (Insured; FGIC)	1,955,000	2,105,731
Illinois—2.9%		
Chicago, GO:		
5.50%, 7/1/2010 (Insured; FGIC)	675,000 [a]	739,132
5.50%, 1/1/2040 (Insured; FGIC)	325,000	348,952
Chicago O'Hare International Airport, Revenue (General Airport Third Lien) 5.25%, 1/1/2027 (Insured; MBIA)	2,500,000	2,591,350
Indiana—2.9%		
Indiana Educational Facilities Authority, Educational Facilities Revenue (Butler University Project) 5.50%, 2/1/2026 (Insured; MBIA)	3,500,000	3,747,870
Michigan—1.1%		
Michigan Hospital Finance Authority, HR (Sparrow Obligated Group) 5%, 11/15/2036 (Insured; MBIA)	1,400,000	1,432,074
Missouri—5.9%		
Metropolitan Saint Louis Sewer District, Wastewater System Revenue 5%, 5/1/2034 (Insured; MBIA)	1,500,000	1,544,475

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Missouri (continued)		
Saint Louis, Airport Revenue		
(Airport Development Program):		
5%, 7/1/2011 (Insured; MBIA)	1,230,000	1,316,530
5%, 7/1/2011 (Insured; MBIA)	1,770,000	1,887,970
5.625%, 7/1/2011 (Insured; MBIA)	2,500,000 [a]	2,755,275
New Jersey−7.8%		
New Jersey Economic Development Authority, PCR		
(Public Service Electric and Gas Co.)		
6.40%, 5/1/2032 (Insured; MBIA)	7,100,000	7,191,306
New Jersey Turnpike Authority, Turnpike Revenue		
5%, 1/1/2035 (Insured; AMBAC)	1,500,000	1,538,370
Rutgers, The State University, GO		
5%, 5/1/2031 (Insured; FGIC)	1,245,000	1,288,127
New York−8.5%		
Metropolitan Transportation Authority:		
(State Service Contract)		
5.50%, 1/1/2020 (Insured; MBIA)	2,000,000	2,182,480
Transportation Revenue		
5.50%, 11/15/2019 (Insured; AMBAC)	5,000,000	5,506,000
New York City 5.25%, 8/15/2015 (Insured; FSA)	2,000,000	2,176,340
New York City Municipal Water Finance Authority,		
Water and Sewer System Revenue		
5%, 6/15/2028 (Insured; MBIA)	1,000,000	1,040,630
North Carolina−.8%		
Catawba County, COP		
(Catawba County Public School and		
Community College Facilities Project)		
5.25%, 6/1/2016 (Insured; MBIA)	1,000,000	1,082,090
Ohio−2.7%		
Cleveland State University, General Receipts		
5%, 6/1/2034 (Insured; FGIC)	1,150,000	1,184,327
Ohio Turnpike Commission, Turnpike Revenue		
5.50%, 2/15/2017 (Insured; FGIC)	1,995,000	2,240,445
Oregon−1.3%		
Oregon, Department of Administrative		
Services, Lottery Revenue		
5%, 4/1/2012 (Insured; FSA)	1,500,000	1,610,430

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Pennsylvania—1.3%		
Perkiomen Valley School District, GO 5.25%, 3/1/2028 (Insured; FSA)	1,550,000	1,645,992
South Carolina—3.5%		
South Carolina Transportation Infrastructure Bank, Revenue 5%, 10/1/2033 (Insured; AMBAC)	1,645,000	1,694,449
Spartanburg Sanitary Sewer District, Sewer System Revenue 5.25%, 3/1/2030 (Insured; MBIA)	1,000,000	1,057,630
University of South Carolina, Athletic Facilities Revenue 5.50%, 5/1/2022 (Insured; AMBAC)	1,575,000	1,711,868
Texas—7.1%		
Houston Area Water Corp., City of Houston Contract Revenue (Northeast Water Purification Plant Project) 5.25%, 3/1/2023 (Insured; FGIC)	2,470,000	2,627,018
San Antonio, Water System Revenue: 5.50%, 5/15/2019 (Insured; FSA) 5.50%, 5/15/2020 (Insured; FSA)	1,000,000 2,500,000	1,089,440 2,712,350
Texas Turnpike Authority (Central Texas Turnpike System) Revenue 5.50%, 8/15/2039 (Insured; AMBAC)	2,500,000	2,694,525
Utah—1.5%		
Utah State University, Student Fee and Housing System Revenue 5%, 4/1/2029 (Insured; MBIA)	1,850,000	1,909,570
Virginia—8.1%		
Danville Industrial Development Authority, HR (Danville Regional Medical Center) 5.25%, 10/1/2028 (Insured; AMBAC)	1,500,000	1,638,270
Richmond, GO Public Improvement 5.50%, 7/15/2011 (Insured; FSA)	1,225,000	1,344,205
Upper Occoquan Sewer Authority, Regional Sewer Revenue 5.15%, 7/1/2020 (Insured; MBIA)	5,210,000	5,696,666
Virginia University Revenue (General Pledge) 5%, 5/1/2014 (Insured; AMBAC)	1,615,000	1,731,845

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
West Virginia–9.8%		
West Virginia:		
6.50%, 11/1/2026 (Insured; FGIC)	2,600,000	3,191,760
Zero Coupon, 11/1/2026 (Insured; FGIC)	5,450,000	1,935,894
West Virginia Building Commission, LR (West Virginia Regional Jail) 5.375%, 7/1/2021 (Insured; AMBAC)	2,505,000	2,771,732
West Virginia Higher Education Policy Commission, Revenue (Higher Education Facilities) 5%, 4/1/2029 (Insured; FGIC)	2,000,000	2,067,220
West Virginia Water Development Authority, Water Development Revenue (Loan Program II):		
5.25%, 11/1/2023 (Insured; AMBAC)	1,000,000	1,077,890
5%, 11/1/2029 (Insured; AMBAC)	1,400,000	1,444,534
U.S. Related–1.3%		
Puerto Rico Highway and Transportation Authority, Transportation Revenue 5.50%, 7/1/2012 (Insured; FGIC)	1,500,000	1,663,290
Total Investments (cost $118,999,921)	**96.8%**	**123,747,815**
Cash and Receivables (Net)	**3.2%**	**4,064,791**
Net Assets	**100.0%**	**127,812,606**

Summary of Abbreviations

ACA	American Capital Access	GIC	Guaranteed Investment Contract
AGC	ACE Guaranty Corporation	GNMA	Government National Mortgage
AGIC	Asset Guaranty Insurance Company		Association
AMBAC	American Municipal Bond	GO	General Obligation
	Assurance Corporation	HR	Hospital Revenue
ARRN	Adjustable Rate Receipt Notes	IDB	Industrial Development Board
BAN	Bond Anticipation Notes	IDC	Industrial Development Corporation
BIGI	Bond Investors Guaranty Insurance	IDR	Industrial Development Revenue
BPA	Bond Purchase Agreement	LOC	Letter of Credit
CGIC	Capital Guaranty Insurance	LOR	Limited Obligation Revenue
	Company	LR	Lease Revenue
CIC	Continental Insurance Company	MBIA	Municipal Bond Investors Assurance
CIFG	CDC Ixis Financial Guaranty		Insurance Corporation
CMAC	Capital Market Assurance	MFHR	Multi-Family Housing Revenue
	Corporation	MFMR	Multi-Family Mortgage Revenue
COP	Certificate of Participation	PCR	Pollution Control Revenue
CP	Commercial Paper	RAC	Revenue Anticipation Certificates
EDR	Economic Development Revenue	RAN	Revenue Anticipation Notes
EIR	Environmental Improvement	RAW	Revenue Anticipation Warrants
	Revenue	RRR	Resources Recovery Revenue
FGIC	Financial Guaranty Insurance	SAAN	State Aid Anticipation Notes
	Company	SBPA	Standby Bond Purchase Agreement
FHA	Federal Housing Administration	SFHR	Single Family Housing Revenue
FHLB	Federal Home Loan Bank	SFMR	Single Family Mortgage Revenue
FHLMC	Federal Home Loan Mortgage	SONYMA	State of New York Mortgage Agency
	Corporation	SWDR	Solid Waste Disposal Revenue
FNMA	Federal National Mortgage	TAN	Tax Anticipation Notes
	Association	TAW	Tax Anticipation Warrants
FSA	Financial Security Assurance	TRAN	Tax and Revenue Anticipation Notes
GAN	Grant Anticipation Notes	XLCA	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
AAA		Aaa		AAA	**100.0**

[†] Based on total investments.

[a] These securites are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

[b] Purchased on a delayed delivery basis.

[c] At October 31, 2005, 28.6% of the fund's net assets are insured by AMBAC and 35.3% are insured by MBIA.
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	118,999,921	123,747,815
Cash		2,661,410
Interest receivable		1,858,693
Receivable for investment securities sold		1,047,079
Receivable for shares of Common Stock subscribed		5,320
Prepaid expenses		10,997
		129,331,314
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		86,314
Payable for investment securities purchased		1,300,000
Payable for shares of Common Stock redeemed		73,210
Accrued expenses		59,184
		1,518,708
Net Assets ($)		**127,812,606**
Composition of Net Assets ($):		
Paid-in capital		123,327,774
Accumulated undistributed investment income–net		144,471
Accumulated net realized gain (loss) on investments		(407,533)
Accumulated net unrealized appreciation (depreciation) on investments		4,747,894
Net Assets ($)		**127,812,606**
Shares Outstanding		
(300 million shares of $.001 par value Common Stock authorized)		7,225,108
Net Asset Value, offering and redemption price per share–Note 3(d) ($)		**17.69**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended October 31, 2005 (Unaudited)

Investment Income ($):	
Interest Income	**2,991,830**
Expenses:	
Management fee–Note 3(a)	398,905
Service plan and prospectus fees–Note 3(b)	57,379
Shareholder servicing costs–Note 3(b)	37,441
Professional fees	28,815
Registration fees	11,778
Custodian fees	7,941
Shareholders' reports	6,639
Directors' fees and expenses–Note 3(c)	4,683
Loan commitment fees–Note 2	403
Miscellaneous	9,142
Total Expenses	**563,126**
Investment Income–Net	**2,428,704**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(117,994)
Net unrealized appreciation (depreciation) on investments	(2,016,610)
Net Realized and Unrealized Gain (Loss) on Investments	**(2,134,604)**
Net Increase in Net Assets Resulting from Operations	**294,100**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended October 31, 2005 (Unaudited)	Year Ended April 30, 2005
Operations ($):		
Investment income–net	2,428,704	5,172,330
Net realized gain (loss) on investments	(117,994)	(289,539)
Net unrealized appreciation (depreciation) on investments	(2,016,610)	4,184,896
Net Increase (Decrease) in Net Assets Resulting from Operations	**294,100**	**9,067,687**
Dividends to Shareholders from ($):		
Investment income–net	(2,428,614)	(5,132,469)
Net realized gain on investments	–	(1,607,010)
Total Dividends	**(2,428,614)**	**(6,739,479)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	1,626,094	5,310,232
Dividends reinvested	1,655,412	4,728,579
Cost of shares redeemed	(7,106,111)	(18,147,637)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(3,824,605)**	**(8,108,826)**
Total Increase (Decrease) in Net Assets	**(5,959,119)**	**(5,780,618)**
Net Assets ($):		
Beginning of Period	133,771,725	139,552,343
End of Period	**127,812,606**	**133,771,725**
Undistributed investment income–net	144,471	13,502
Capital Share Transactions (Shares):		
Shares sold	90,483	295,100
Shares issued for dividends reinvested	91,990	263,313
Shares redeemed	(395,320)	(1,014,763)
Net Increase (Decrease) in Shares Outstanding	**(212,847)**	**(456,350)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended October 31, 2005 (Unaudited)	Year Ended April 30,				
		2005	2004	2003	2002 [a]	2001
Per Share Data ($):						
Net asset value, beginning of period	17.99	17.68	18.35	17.84	17.64	16.93
Investment Operations:						
Investment income−net	.33[b]	.68[b]	.73[b]	.80[b]	.81[b]	.86
Net realized and unrealized gain (loss) on investments	(.30)	.51	(.63)	.59	.25	.71
Total from Investment Operations	.03	1.19	.10	1.39	1.06	1.57
Distributions:						
Dividends from investment income−net	(.33)	(.67)	(.73)	(.79)	(.80)	(.86)
Dividends from net realized gain on investments	−	(.21)	(.04)	(.09)	(.06)	−
Total Distributions	(.33)	(.88)	(.77)	(.88)	(.86)	(.86)
Net asset value, end of period	17.69	17.99	17.68	18.35	17.84	17.64
Total Return (%)	.21[c]	6.81	.51	7.98	6.08	9.45
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.85[d]	.91	.94	.95	.95	.95
Ratio of net expenses to average net assets	.85[d]	.82	.85	.85	.85	.85
Ratio of net investment income to average net assets	3.65[d]	3.78	4.03	4.39	4.50	4.91
Portfolio Turnover Rate	18.92[c]	42.49	74.22	45.87	58.16	6.97
Net Assets, end of period ($ x 1,000)	127,813	133,772	139,552	157,250	151,816	154,332

[a] As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share by $.01, decrease net realized and unrealized gain (loss) on investments per share by $.01 and increase the ratio of net investment income to average net assets from 4.46% to 4.50%. Per share data and ratios/supplemental data for periods prior to May 1, 2001, have not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

[c] Not annualized.

[d] Annualized.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Insured Municipal Bond Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal income tax as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily trated or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $289,539 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to April 30, 2005. If not applied, the carryover expires in fiscal 2013.

The tax character of distributions paid to shareholders during the fiscal year ended April 30, 2005 was as follows: tax exempt income $5,132,469, ordinary income $384,076 and long-term capital gains $1,222,934. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended October 31, 2005, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .60% of the value of the fund's average daily net assets and is payable monthly. The agreement provides that if in any full year the aggregate expenses of the fund, exclusive of taxes, brokerage fees, commitment fees, interest on borrowings and extraordinary expenses, exceed 1½% of the value of the fund's average net assets, the fund may deduct from the payments to be made to the Manager, or the Manager will bear such excess. During the period ended October 31, 2005, there was no expense reimbursement pursuant to the Agreement.

(b) Under the Service Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, the fund reimburses the Distributor for distributing the fund's shares, servicing shareholder accounts ("Servicing") and for advertising and marketing relating to the fund. The Plan provides for payments to be made at an aggregate annual rate of up to .20% of the value of the fund's average daily net assets. The Plan also separately provides for the fund to bear the costs of preparing, printing and distributing certain of the fund's prospectuses and statements of additional information and costs associated with implementing and operating the Plan, not to exceed the greater of $100,000 or .005% of the value of the fund's average daily net assets for any full fiscal year. During the period ended October 31, 2005, the fund was charged $57,379 pursuant to the Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended October 31, 2005, the fund was charged $25,308 pursuant to the transfer agency agreement.

During the period ended October 31, 2005, the fund was charged $1,851 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $65,473, Rule 12b-1 distribution plan fees $10,956, chief compliance officer fees $1,239 and transfer agency per account fees $8,646.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) A .10% redemption fee is charged and retained by the fund on certain shares redeemed within thirty days following the date of issuance, subject to exceptions, including redemptions made through the use of fund's exchange privilege.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended October 31, 2005, amounted to $24,684,574 and $31,244,033, respectively.

At October 31, 2005, accumulated net unrealized appreciation on investments was $4,747,894, consisting of $4,956,315 gross unrealized appreciation and $208,421 gross unrealized depreciation.

At October 31, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

For More Information

**Dreyfus
Insured Municipal
Bond Fund, Inc.**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0306SA1005